UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

In the Matter of SCANA Corporation            CERTIFICATE PURSUANT TO RULE
(File No. 70-9533)                             24 UNDER THE PUBLIC UTILITY
                                               HOLDING COMPANY ACT OF 1935


This Certificate of Notification is filed by SCANA, a South Carolina corporation, pursuant to Rule 24 (17 C.F.R. S250.24). Such filing is made in connection with SCANA's Form U-1 Application, as amended (the Application), and authorized by the orders (the Orders) of the Securities and Exchange Commission (the Commission) dated February 14, 2000 and January 31, 2001, in the above-referenced file. The Orders directed that SCANA file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each calendar quarter. This certificate reports transactions from the period January 1, 2001 through March 31, 2001. Capitalized terms not otherwise defined herein have the meaning ascribed in the Application.

1.       SCANA Common Stock sold during the quarter:

         None

2. SCANA Common Stock issued or issuable under options granted during the quarter under employee benefit plans and dividend reinvestment plans:

         No new shares of SCANA common stock were issued under such plans. 678,977 options were granted pursuant to the SCANA Corporation Long-Term Equity Compensation Plan. 143,907 shares of SCANA common stock were purchased in the open market for issuance pursuant to the SCANA Investor Plus Plan and 382,981 shares of SCANA common stock were purchased in the open market for issuance pursuant to employee benefit plans.

3. SCANA Common Stock transferred to a seller of securities of a company being acquired:

         None

4.       SCANA guarantees issued during the quarter:

         None

5. SCANA debt, Utility Subsidiary short-term debt and Public Service Company of North Carolina, Incorporated long-term debt issued during the quarter:

         A.  SCANA debt issuances:
              Short-term bank loan received from Wachovia Bank of $50 million, at an interest rate of 6.7975%.

              The maximum amount of short-term indebtedness of SCANA outstanding at any one time during the period was $85.0 million.

              $202 million aggregate principal amount of medium-term notes purchased by Credit Suisse First Boston Corporation and Wachovia Securities, Inc. as principals. The interest rate of 6.68125% is reset quarterly based upon the three-month LIBOR plus 1.10%.

B.       Utility Subsidiary short-term debt issuances:

              South Carolina Electric & Gas Company:
              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $1.0 million to $50.0 million, at interest rates ranging from 4.88% to 6.45%.

              The maximum amount of short-term indebtedness of South Carolina Electric & Gas Company outstanding at any one time during the period was $235.8 million.

              Public Service Company of North Carolina, Incorporated:
              Short-term debt in the form of commercial paper issued through Lehman Brothers and Merrill Lynch, ranging in amount from $5.0 million to $63.5 million, at interest rates ranging from 5.52% to 5.95%.

              The maximum amount of short-term indebtedness of Public Service Company of North Carolina, Incorporated outstanding at any one time during the period was $125.0 million.

              South Carolina Generating Company, Inc.:
              None

C. Public Service Company of North Carolina, Incorporated long-term debt issuances:

              $150 million aggregate principal amount of medium-term notes purchased by UBS Warburg LLC and Banc America Securities LLC as principals, at an interest rate of 6.625%

6. Utility Subsidiary financings consummated during the quarter that are not exempt under Rule 52:

         See items 5B and 5C above.

7.       Forms U-6B-2 filed with the Commission during the quarter:

         South Carolina Electric & Gas Company Form U-6B-2 filed February 2,
         2001.

8. Consolidated and separate balance sheets as of the end of the quarter for each company that engaged in jurisdictional financing transactions during the quarter.

         SCANA Consolidated Balance Sheet (Incorporated by reference to the filing of SCANA Corporation on Form 10-Q for the period ended March 31,
         2001).

         South Carolina Electric & Gas Company Balance Sheet (Incorporated by reference to the filing of South Carolina Electric & Gas Company on Form 10-Q for the period ended March 31, 2001).

         Public Service Company of North Carolina, Incorporated Balance Sheet (Incorporated by reference to the filing of Public Service Company of North Carolina, Incorporated on Form 10-Q for the period ended March 31, 2001).

         South Carolina Generating Company, Inc. Balance Sheet (Not applicable).

9. Registration Statements filed with the Commission pursuant to the Securities Act of 1933 during the quarter.

         Public Service Company of North Carolina, Incorporated Form S-3/A filed January 26, 2001 (Incorporated by reference to Public Service Company of North Carolina, Incorporated File No. 333-45206).

                                    SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, SCANA has duly caused this Certificate to be signed on its behalf by the undersigned hereunto duly authorized.


                                            SCANA Corporation
                                                   Registrant





                                    by:      s/Mark R. Cannon
                                             -----------------------------------

                                            Mark R. Cannon
                                            ------------------------------------
                                                          (Name)

                                   Controller
                                     (Title)


Dated:  May 18, 2001